SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO (RULE 13E-4)

Tender Offer Statement under Section 14(d)(1) OR 13(e)(1) of the Securities and Exchange Act of 1934

EXTREME NETWORKS, INC.
(Name of Subject Company (“Issuer”) and Filing Person (“Offeror”))

Options to purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

30226D
(CUSIP Number of Class of Securities) (Underlying Common Stock)

Gordon L. Stitt President and Chief Executive Officer Extreme Networks, Inc. 3585 Monroe Street Santa Clara, California 95051 (408) 579-2800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$139,522,081	$27,910.42

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 15,436,910 shares of common stock of Extreme Networks, Inc. having an aggregate value of $139,522,081 as of October 29, 2001 will be acquired in connection with this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0–11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by Registration Statement Number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing party: Not applicable
Date filed: Not applicable
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the Statement relates:
☐	Third-party tender offer subject to Rule 14D–1.
☒	Issuer Tender Offer subject to Rule 13E–4.
☐	Going-private transaction subject to Rule 13E–3.
☐	Amendment to Schedule 13D under Rule 13D–2.
Check the following box if the filing is a final amendment reporting the results of the Tender Offer:

Item 1. Summary of Terms.

             The information set forth under “Summary of Terms” in the Offer to Exchange, dated October 31, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

             (a) The name of the issuer is Extreme Networks, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 3585 Monroe Street, Santa Clara, California 95051. The telephone number of its principal executive office is (408) 579–2800. The information set forth in the Offer to Exchange under Section 41 (“Information Concerning Extreme Networks”) is incorporated herein by reference.

             (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees to exchange certain options to purchase shares of the Company’s Common Stock, par value $0.001 per share that are outstanding under the Company’s (i) Amended 1996 Stock Option Plan, as may be amended from time-to-time (the “1996 Plan”), (ii) 2000 Nonstatutory Stock Option Plan, as may be amended from time-to-time (the “2000 Plan”), and (iii) 2001 Nonstatutory Stock Option Plan, as may be amended from time-to-time (the “2001 Plan,” collectively, with the 1996 Plan and the 2000 Plan, the “Option Plans”) for new options to purchase Common Stock that will be granted under either the 1996 Plan, the 2000 Plan or the 2001 Plan, at the discretion of the Company’s Board of Directors (the “New Options”), upon the terms and subject to the conditions described in the Offer to Exchange. Employees are eligible to participate in the Offer to Exchange if they are employees of the Company or its subsidiaries as of December 3, 2001 and remain employees through the date on which the New Options are granted. The Company’s executive officers, directors and vice presidents are not eligible to participate in the Offer to Exchange.

             As of October 24, 2001, there were options to purchase 25,107,935 shares of the Company’s Common Stock outstanding under the Option Plans. The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

             (c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

             (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 3 (“Procedures for Tendering Options”) is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

             (a) The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 2, (“Purpose of the Offer”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Change in Election; Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options”), Section 6 (“Conditions to the Offer”), Section 7 (“Price Range of Common Stock Underlying Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Interests of Directors and Officers”), Section 10 (“Status of Eligible Options Acquired by Us in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Material Tax Consequences for Employees who are Tax Residents in Argentina”), Section 14 (“Material Tax Consequences for Employees who are Tax Residents in Australia”), Section 15 (“Material Tax Consequences for Employees who are Tax Residents in Belgium”), Section 16 (“Material Tax Consequences for Employees who are Tax Residents in Brazil”), Section 17 (“Material Tax Consequences for Employees who are Tax Residents in Canada”), Section 18 (“Material Tax Consequences for Employees who are

Tax Residents in Chile”), Section 19 (“Material Tax Consequences for Employees who are Tax Residents in China”), Section 20 (“Material Tax Consequences for Employees who are Tax Residents in Denmark”), Section 21 (“Material Tax Consequences for Employees who are Tax Residents in Finland”), Section 22 (“Material Tax Consequences for Employees who are Tax Residents in France”), Section 23 (“Material Tax Consequences for Employees who are Tax Residents in Germany”), Section 24 (“Material Tax Consequences for Employees who are Tax Residents in Hong Kong”), Section 25 (“Material Tax Consequences for Employees who are Tax Residents in Italy”), Section 26 (“Material Tax Consequences for Employees who are Tax Residents in Japan”), Section 27 (“Material Tax Consequences for Employees who are Tax Residents in Korea”), Section 28 (“Material Tax Consequences for Employees who are Tax Residents in Malaysia”), Section 29 (“Material Tax Consequences for Employees who are Tax Residents in Mexico”), Section 30 (“Material Tax Consequences for Employees who are Tax Residents in The Netherlands”), Section 31 (“Material Tax Consequences for Employees who are Tax Residents in New Zealand”), Section 32 (“Material Tax Consequences for Employees who are Tax Residents in Norway”), Section 33 (“Material Tax Consequences for Employees who are Tax Residents in Singapore”), Section 34 (“Material Tax Consequences for Employees who are Tax Residents in Spain”), Section 35 (“Material Tax Consequences for Employees who are Tax Residents in Sweden”), Section 36 (“Material Tax Consequences for Employees who are Tax Residents in Taiwan”), Section 37 (“Material Tax Consequences for Employees who are Tax Residents in the United Arab Emirates”), Section 38 (“Material Tax Consequences for Employees who are Tax Residents in the United Kingdom”), Section 39 (“Extension of the Offer; Termination; Amendment”), Section 40 (“Fees and Expenses”), Section 41 (“Information Concerning Extreme Networks”) and Section 42 (“Forward Looking Statements; Miscellaneous”) is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options”) and Section 10 (“Status of Eligible Options Acquired by Us in the Offer”) is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 40 (“Fees and Expenses”) is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 (“Conditions to the Offer”) is incorporated herein by reference.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers”) is incorporated herein by reference.

             (b)          The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

             (a)           Not applicable.

Item 10. Financial Statements.

             (a)           The information set forth in the Offer to Exchange under Section 41 (“Information Concerning Extreme Networks”), and in the Company’s Annual Report on Form 10–K for its fiscal year ended July 1, 2001, filed with the Securities Exchange Commission on September 26, 2001 which contains Extreme’s financial statements is incorporated herein by reference. A copy of the Annual Report on Form 10-K can be accessed electronically on the Securities and Exchange Commission website at www.sec.gov.

             (b)            Not applicable.

Item 11. Additional Information.

             (a)             The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers”), Section 11 (“Legal Matters; Regulatory Approvals”) and Section 41 (“Information Concerning Extreme Networks”) is incorporated herein by reference.

             (b)             Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Exchange dated October 31, 2001.
(a)(2)	Email sent to employees of the Company on October 31, 2001.
(a)(3)	Form of Online Election Form.
(a)(4)	Question and Answer Regarding Stock Option Exchange sent to employees of the Company on October 31, 2001.
(a)(5)	Stock Option Exchange Employee Presentation sent to employees of the Company on October 31, 2001.
(a)(6)	Extreme Networks, Inc. Annual Report on Form 10–K for its fiscal year ended July 1, 2001, filed with the Securities and Exchange Commission on September 26, 2001, is incorporated herein by reference.
(b)	Not Applicable.
(d)(1)	Extreme Networks, Inc. Amended 1996 Stock Option Plan, as amended.
(d)(2)	Extreme Networks, Inc. Amended 1996 Stock Option Plan Prospectus.
(d)(3)	Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan.
(d)(4)	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan.
(d)(5)	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan Prospectus.
(d)(6)	Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan.
(d)(7)	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan.
(d)(8)	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan Prospectus.
(d)(9)	Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan.
(g)	Not Applicable.
(h)	Not Applicable.

Item 13. Information Required By Schedule 13E–3.

(a)	Not applicable.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EXTREME NETWORKS, INC.

/s/ Harold L. Covert Harold L. Covert Chief Financial Officer
Dated: October 31, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange dated October 31, 2001.
(a)(2)	Email sent to employees of the Company on October 31, 2001.
(a)(3)	Form of Online Election Form.
(a)(4)	Question and Answer Regarding Stock Option Exchange sent to employees of the Company on October 31, 2001.
(a)(5)	Stock Option Exchange Employee Presentation sent to employees of the Company on October 31, 2001.
(a)(6)	Extreme Networks, Inc. Annual Report on Form 10–K for its fiscal year ended July 1, 2001, filed with the Securities and Exchange Commission on September 26, 2001, is incorporated herein by reference.
(b)	Not Applicable.
(d)(1)	Extreme Networks, Inc. Amended 1996 Stock Option Plan, as amended.
(d)(2)	Extreme Networks, Inc. Amended 1996 Stock Option Plan Prospectus.
(d)(3)	Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan.
(d)(4)	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan.
(d)(5)	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan Prospectus.
(d)(6)	Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan.
(d)(7)	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan.
(d)(8)	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan Prospectus.
(d)(9)	Form of Notice of Grant of Stock Options and Stock Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan.
(g)	Not Applicable.
(h)	Not Applicable.

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